Maison Solutions Inc.

127 N. Garfield Avenue

Monterey Park, California 91754

August 4, 2025

Via EDGAR as Correspondence

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Rebekah Reed

Re:	Maison Solutions Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 25, 2025

File No. 333-286500

Ladies and Gentlemen,

On behalf of Maison Solutions Inc. (the “Company”), the undersigned is responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) set forth in the Staff’s letter dated July 22, 2025 (the “Comment Letter”). The Company has revised the Registration Statement in response to the comments set forth in the Comment Letter, as well as certain other changes, and is filing an Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) together with this response letter.

For convenience, the text of the Staff’s comment is set forth below in bold text, followed by the Company’s response to such comment.

Amendment No. 1 to Registration Statement on Form S-1 filed June 25, 2025

Cover Page

1.	We note your response to prior comments 1 and 5 and removal from the registration statement of the Class A common stock shares underlying the Additional Notes issuable pursuant to the Incremental Warrant. Where you explain that the Incremental Shares are not being registered at this time, please quantify the number of shares that may be issued and registered for resale in the future assuming full exercise of the Incremental Warrant and conversion of the Additional Notes. Disclose this amount in your risk factor disclosure regarding the dilutive impacts of the private placement as well.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Amended Registration Statement as well as the risk factors to provide the requested information. As discussed in the response to Question 4 below, the Company has revised its assumptions with regard to the number of shares to be registered, and as a result, an additional 30,387,500 shares could be registered pursuant to the Incremental Warrant.

Risk Factors

Risks Related to this Offering

The bid price of our Class A common stock is currently trading below $1.00 and shares of the shares…, page 9

2.	Please update this risk factor in light of the deficiency letter from Nasdaq received by the Company on July 10, 2025, as reported in your current report on Form 8-K filed on July 11, 2025. Further, we note that your response to prior comment 2 states, “as of the date of this response letter, the Company does not currently have plans to seek shareholder approval for a reverse stock split. Please clarify whether this remains accurate following receipt of the minimum bid price deficiency letter.

Response: The Company acknowledges the Staff’s comment and has added language to the risk factor acknowledging the Company’s receipt of a letter from the listing qualifications staff of Nasdaq that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) along with information previously disclosed in the Form 8-K regarding the compliance period and rules regarding the requirements for the Company to return to compliance with the rule.

The Company also wishes to inform the Staff that the Company’s statement that it does not currently have plans to seek shareholder approval for a reverse stock split remains accurate. As disclosed in the Form 8-K the Company filed on July 11, 2025, the Company intends to continue actively monitoring the bid price for its shares of common stock between now and the expiration of the compliance period and will consider all available options to resolve the deficiency with every intention to regain compliance with the minimum bid price requirement.

Private Placement

Initial Note, page 14

3.	Please disclose the maximum number of shares that could be issued to, and the total possible profit to be realized by, the Selling Stockholder pursuant to the Initial Note as a result of its conversion reset provisions. Present this assuming the current trading price, the floor price, and prices between the current trading price and floor price.

Response: After further discussion and the reduction of the number of shares to be registered as set forth in the Company’s response to question 4 below, the Company has added language on page 14 stating that if the holder of the Initial Note were to sell all of its Conversion Shares at the current market price of $0.855 per share as of August 1, 2025, its maximum possible profit would be approximately $9.0 million. Assuming a sale price between $0.60 and $0.26 per share, respectively, it would receive a maximum possible profit of approximately $5.4 million and $2.6 million. A sale of all shares at the implied Conversion Price would result in a maximum possible profit of approximately $647,000.

General

4.	We note your explanation in response to prior comment 1 regarding how the amount of Class A common stock being registered was calculated, particularly that you have assumed “an Event of Default under the Initial Note has occurred, resulting in a payment premium of 20% of the principal amount” and that interest is paid in shares of Class A common stock “at the Event of Default Interest Rate…of 18.00% per annum.” Explain why you have assumed that an Event of Default has occurred. Please also provide your analysis as to how, in using these assumptions, you are registering for resale a good-faith estimate of the maximum number of shares issuable on conversion, or reduce the amount of shares being registered accordingly. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 139.10.

Response: The Company acknowledges the Staff’s comment. In the prior draft of the registration statement, the Company had assumed, based on its current position, that it could trigger an event of default of the Initial Note in the future. Additionally, the Company had assumed the maximum amount of shares issuable upon conversion of the Initial Note, inclusive of shares in an event of default situation, in order to capture the maximum amount of Registrable Securities (as defined in the Registration Rights Agreement) in order to comply with its contractual obligation to register the Registrable Securities. However, after discussion, the Company has determined that since it is not currently in default of the Initial Note, it will register a number of shares commensurate with its current obligations, which do not assume an event of default has occurred under the Initial Note.

The Company has revised disclosure throughout the Amended Registration Statement reducing the number of shares to be registered to 14,025,000. In circumstances in which the number of registered shares were required to be increased, including if it were to come into default of its obligations under the Initial Note, it will file an additional resale registration statement under Form S-1 to cover the resale of those shares.

5.	We note your response to prior comment 6. While you state that the Selling Stockholder has borne the full economic risk of ownership of the Initial Note, it does not appear that the Selling Stockholder will bear such risk after effectiveness given that the “conversion price reset provisions guarantee that the Selling Stockholder may acquire shares of [y]our Class A common stock at a discount to market price…[and] experience a positive rate of return based on the current market price of their Class A common stock,” as you disclose on page 8. Please advise. Given the volume of shares being registered for resale relative to your public float, the dollar value of the shares being registered as compared to the proceeds received by the company from the sale of the Initial Note, well as the guaranteed positive rate of return for the Selling Stockholder, it appears to us, under all the circumstances, that the seller is acting as a conduit for the issuer. Since you are not eligible to conduct a primary offering on Form S-3, you are ineligible to conduct a primary at-the-market offering pursuant to Rule 415. Please revise to disclose that the selling shareholder will offer the shares at a fixed price for the duration of the offering and identify the selling shareholder as an underwriter. Alternatively, provide us with additional information to support the assertion that this offering is appropriately characterized as a secondary offering.

Response: The Company acknowledges the Staff’s comment, and directs the Staff to its responses above reducing the number of shares to be registered hereunder to 14,025,000.

The Company respectfully submits that the proposed resale of the Company’s common stock by the Selling Shareholder, as contemplated in the Amended Registration Statement, is not an indirect primary offering and is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended.

Compensation and Disclosure Interpretation 612.12 describes a scenario in which a controlling person owns a block of 73% of company float is properly deemed to be a secondary offering, as Rule 415(a)(4) applies only to an offering on behalf of the Company. In the Company's view, this indicates that even a single holder selling a significant number of a company's shares can still effect a secondary offering, unless other facts, beyond the mere level of ownership, indicate that the holder is acting as a conduit for the company.

Under Compensation and Disclosure Interpretation 116.19 and 139.11, issuers may register resales of securities from a PIPE before conversion, if (i) the investor purchased a definitive number of convertible securities at a fixed price, and (ii) the investor is fully at market risk at the time of the filing of the registration – that is, there is no further credit to offset price movement.

Additionally, the Company's stock is lightly traded, and the selling stockholder will require a significant amount of time to sell its converted shares. Based on the Company's average daily trading volume of 73,361 shares, if the selling stockholder were to represent that full average trading volume, it would take 192 trading days, or nearly a full calendar year to dispose of all of the shares it owns. If it were to represent 45% of the Company's trades (the approximate percentage of the Company's shares that it could own if it were to convert all of its shares), it would take 425 days, or nearly two full calendar years, to dispose of all of its shares. The selling stockholder's ability to sell or otherwise dispose of tis shares is also limited by the terms of the Initial Note, requiring that the selling stockholder be limited at any given time to hold up to 4.99% of the Company's Class A shares (9.99% where the selling stockholder has given notice followed by a 61-day waiting period), further increasing the amount of time that it could take the selling stockholder to sell its shares and increasing the risk of the transaction for the selling stockholder.

Finally, the Company is unaware of any special selling efforts by the selling shareholder after the effectiveness of the registration statement, nor is there any evidence that the selling stockholder has taken any actions to condition or “prime” the market for their shares.

Given the reduction in the number of shares being registered and the restrictions noted above, the Company respectfully submits to the Staff that the selling stockholder bears significant risk. While the Company continues to believe that this transaction and other plans will increase the Company’s stock price, there is no assurance that will occur, and the selling shareholder bears a significant amount of downside risk, including that the market will be unwilling to bear the number of shares held or potentially held by the selling stockholder and either refrain from purchasing said shares or only purchasing said shares at a significant discount to the market price.

The Company believes the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at (626) 737-5896.

Sincerely,

MAISON SOLUTIONS INC.

/s/ Alexandria M. Lopez
Alexandria M. Lopez
Chief Financial Officer

Cc:	Maison Solutions Inc.

John Xu, Chief Executive Officer

Akerman LLP

Mark Y. Liu, Esq.

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